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                                                                    EXHIBIT 99.1


           VISTA COMPLETES ACQUISITION OF MINERAL RIDGE RESOURCES INC.

DENVER, COLORADO, OCTOBER 22, 1998 - Vista Gold Corp. ("Vista") is pleased to announce that yesterday it completed the acquisition of Mineral Ridge Resources Inc. ("MRRI") from Cornucopia Resources Ltd. ("Cornucopia"). Vista has acquired all of the shares of MRRI in consideration for 1,562,000 shares of Vista at an aggregate value of US$250,000 and having subscribed on a private placement basis for 2,777,777 shares of Cornucopia valued at US$250,000.

The Mineral Ridge mine, located near the town of Silver Peak, approximately 35 miles southwest of Tonopah, Nevada, was constructed by Cornucopia for a cost of approximately US$17 million. The project was completed on May 17, 1997 and the first gold was poured on June 20, 1997. However the project failed to meet commercial production loan tests and was shutdown in December 1997. Vista has completed an in-depth technical review and will undertake a number of modifications to the facility prior to the restart of operations to eliminate the problems experienced by Cornucopia. The improvements include changes to the crushing and agglomeration circuits, the addition of surge capacity to the crushing plant, employment of a coarser crusher product size and the introduction of strong leach solutions during the agglomeration process, all of which Vista believes will improve the rate of recovery of gold .

As a result of its due diligence study, Vista now estimates the proven and probable reserves to be 4 million tons at a grade of 0.06 ounces per ton containing 243,000 ounces of gold. The average estimated cash production costs will be US$226 per ounce and production is planned to be approximately 55,000 ounces in 1999.

As part of the transaction, MRRI has amended their loan agreement with Dresdner Bank. The amended agreement revises the terms of repayment of the previously outstanding loan and accrued interest totaling approximately US$13.5 million and additional loans to MRRI totaling US$1.6 million which will be used to pay amounts owing to other creditors of MRRI. The revised agreement calls for the contribution of US$5.0 million of mining equipment to the project by Vista and the distribution of net cash flow on the basis of 70 percent to Dresdner Bank and 30 percent to Vista after deduction of US$800,000 of management fees payable to Vista over the next two years and rescheduled principal payments on the additional loans used to repay other creditors. Interest rate on the loans will be LIBOR plus 2 percent and the loans will be secured by the assets of MRRI and the US$5 million worth of mining equipment contributed by Vista. As part of the agreement with Dresdner, MRRI will liquidate forward gold hedges to provide US$3.5 million, which will be used as working capital and to pay for capital improvements on the project.


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Vista has also executed an amendment to MRRI's principal royalty agreement with
Mary Mining Company Inc. to modify the royalties payable from the current flat rate of 4 percent if the gold price is US$500 or less, to a graduated scale which increases progressively from 21/2 percent if the gold price is US$300 or less to 5 percent if the gold price is greater than US$400 but less than or equal to $500 per ounce. In consideration for the modification, Vista has paid Mary Mining Company US$24,000 in additional advance royalty payments in 1998.

Earlier this week, the Company also made the final payment on the US$13 million Hycroft Resources and Development Inc. loan to Scotia Bank. Vista continues to advance its efforts to finance the construction and development of the Amayapampa project in Bolivia. The Company anticipates being in a position to obtain satisfactory project financing at a gold price between US$300 and US$325 per ounce.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, a development project in Bolivia and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450.